Buenos Aires, May 7th, 2018.

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.:     Relevant Event. Report on Repurchase of Shares.

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”), in order to inform the shares acquired in the process to repurchase its own shares, in addition of the Relevant Events published on May 2nd, 3rd and 4th, in accordance with art. 64 of Law 26.831, the National Securities Commission (“Comisión Nacional de Valores”) regulations and the terms and conditions approved by the Board of Directors on its meeting held on April 27th, 2018, as informed to the market on the Relevant Event published on that same date.

To this regard, the Company has acquired, on the date hereof, 77,000 ADRs (each representative of 25 ordinary shares of the Company) in the amount and at a price per share and ADR that is described below:

Date of Acquisition	Amount of ADRs	Price US$	Total Amount - US$	Broker
05-07-18	36,000	53.197556	1,915,112	Allaria Ledesma y Cia
05-07-18	41,000	51.738000	2,121,258	BCP Securities

Sincerely,

________________________________

María Agustina Montes

Head of Market Relations